

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 6, 2017

Erez Egozi
Chief Financial Officer
Pluristem Therapeutics Inc.
Matam Advanced Technology Park
Building No. 5
Haifa, Israel, 31905

> **Re:** **Pluristem Therapeutics Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed September 7, 2016**
> **File No. 001-31392**

Dear Mr. Egozi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Cc: Oded Har-Even, Esq.
Zysman, Aharoni, Gayer and
Sullivan & Worcester LLP